May 9, 2013

Via EDGAR

Ms. Melissa N. Rocha

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-34857

Dear Ms. Rocha:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated May 2, 2013 delivered to Gold Resource Corporation (the “Company”). The Company has limited accounting and management personnel, and substantially all of their time over the past week has focused on completing the Company’s Form 10-Q for the first quarter of 2013 and preparing for the Company’s earnings results conference call. We are currently researching and preparing our responses to your comments, but will need additional time to adequately address the comments raised in your letter dated May 2, 2013. As a result, the Company proposes to submit a response to the Commission no later than May 22, 2013.

We greatly appreciate your cooperation. Please feel free to contact me directly at (720) 459-3851 if you have any concerns or questions.

Sincerely,

GOLD RESOURCE CORPORATION

/s/ Bradley J. Blacketor

Bradley J. Blacketor

Chief Financial Officer

Cc:	David Babiarz, Esq.
Wesley Stark
Sheri Pearce

2886 CARRIAGE MANOR POINT — COLORADO SPRINGS, CO 80906 — OFFICE: (303) 320-7708 — FAX: (303) 320-7835